CONSENT OF DAVID BOYER

In connection with the filing of the annual report on Form 40-F (the “Annual Report”) of Eurasian Minerals Inc. (the “Company”) with the U.S. Securities and Exchange Commission, I hereby consent to the references to my name included in the Management’s Discussion and Analysis of the Company, dated April 26, 2012, which is filed as an exhibit to, and incorporated by reference into, the Annual Report.

Dated: April 26, 2012

/s/ David Boyer
David Boyer